707 WILSHIRE BOULEVARD LOS ANGELES CALIFORNIA 90017-3543 TELEPHONE: 213.892.5200 FACSIMILE: 213.892.5454 WWW.MOFO.COM	MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA, PALO
ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

May 13, 2016	Writer’s Direct Contact +1 (213) 892.5562 BChung@mofo.com

Erin E. Martin

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	BBCN Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 20, 2016
File No. 333-210002

Dear Ms. Martin:

On behalf of BBCN Bancorp, Inc. (“BBCN”) and Wilshire Bancorp, Inc. (“Wilshire”), this letter responds to your letter, dated May 6, 2016 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”), filed by BBCN on April 20, 2016. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of BBCN and Wilshire is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised joint proxy statement/prospectus included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission.

Cover Page

1.	Please provide the statements required by Item 2(1) and (2) of Form S-4 on the inside front cover page.

Response: The Registration Statement has been revised to provide the statements required by Item 2(1) and (2) of Form S-4. Please see the inside front cover page of Amendment No. 2.

Erin E. Martin

Page Two

BBCN and Wilshire Proposal 1: The Merger

Background of the Merger, page 43

2.	We note your response to comment 13. Please revise to disclose the information provided in your response (i.e., that during the discussion with BBCN regarding merger, the Wilshire Special Committee did not discuss the possibility of inviting or soliciting discussions with merger partners other than BBCN or Hanmi) and also discuss why the Wilshire Special Committee did not consider pursuing a business combination with any third parties (other than BBCN or Hanmi) or seeking indications of interests from the same.

Response: The Registration Statement has been revised to disclose the information requested in this comment no. 2. See page 49 of Amendment No. 2.

Interests of Directors and Executive Officers in the Merger

Consulting Agreement, page 85

3.	You disclose that the Consolidation Committee is in the process of finalizing the terms and conditions of the consulting agreement between BBCN and Jae Whan Yoo. When finalized, please revise to disclose the material terms and conditions of such agreement and file it as an exhibit to the registration statement prior to effectiveness.

Response: The Registration Statement has been revised to disclose the material terms and conditions of the consulting agreement between BBCN and Jae Whan Yoo, as well as a separation and release agreement between Wilshire and Jae Whan Yoo. Both agreements are expected to be executed and delivered by the parties at the consummation of the pending merger. The forms of the consulting agreement and the separation and release agreement with Mr. Yoo have been filed as exhibits to the registration statement. See page 85 and Exhibits 10.10 and 10.11 of Amendment No. 2.

Senior Executive Officers of the Combined Company, page 86

4.	We note your disclosure on page 86 regarding the senior executive officers of the combined company. Please tell us how you considered filing their prospective employment agreements with the combined company as exhibits to the registration statement.

Erin E. Martin

Page Three

Response: Each of BBCN and Wilshire will not enter into employment agreements with any of the senior executive officers of the combined company identified in the joint proxy statement/prospectus in connection with the pending merger. The consulting agreement with Mr. Yoo is the only agreement for services that BBCN and Wilshire expect to enter into with their executive officers in connection with the pending merger. To the extent the combined company enters into any new employment agreements from and after the consummation of the merger, the combined company will disclose and file each such agreement with the SEC to the extent required by SEC rules and regulations.

Where You Can Find Additional Information, page 218

5.	Please revise to explicitly incorporate by reference the amended Form 10-K that was filed on April 28, 2016 by BBCN and the amended Form 10-K that was filed on April 28, 2016 and the Form 10-Q that was filed May 2, 2016 by Wilshire.

Response: The Registration Statement has been revised to explicitly incorporate by reference the filings referenced in this comment no. 5. See page 218 of Amendment No. 2.

To help expedite your review, enclosed is a marked copy of Amendment No. 2.

If you should have any questions, please do not hesitate to call or email me at the above number or email address.

Sincerely,

/s/ Ben Chung

Enclosure

cc:	Kevin S. Kim, BBCN Bancorp, Inc.
David W. Kim, BBCN Bancorp, Inc.
Steven S. Koh, Wilshire Bancorp, Inc.
Jae Whan Yoo, Wilshire Bancorp, Inc.
Lisa Pai, Wilshire Bancorp, Inc.
Peter G. Weinstock, Hunton & Williams LLP